

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2009

Nicholas D. Chabraja
Chairman and Chief Executive Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

> **Re: General Dynamics Corporation**
> **Form 10-K**
> **Filed: February 22, 2008**
> **File No. 001-03671**

Dear Mr. Chabraja:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor